EXHIBIT 2.2

EXECUTION VERSION

AMENDMENT NO. 2 TO THE

SEPARATION AND DISTRIBUTION AGREEMENT

This Amendment No. 2 (this “Amendment”) to the Separation and Distribution Agreement, dated as of July 29, 2019, as amended (the “Agreement”), is made as of May 29, 2020 by and between Pfizer Inc., a Delaware corporation (“Pluto”) and Upjohn Inc., a Delaware corporation and wholly owned Subsidiary of Pluto (“Spinco”). Each of the foregoing parties is referred to herein as a “Party” and collectively as the “Parties.”

WHEREAS, the Parties entered into the Agreement on July 29, 2019;

WHEREAS, the Parties entered into Amendment No. 1 to the Separation and Distribution Agreement on February 18, 2020; and

WHEREAS, in accordance with the terms and conditions of the Agreement, the Parties now wish to amend the Agreement in the manner set forth in this Amendment.

NOW, THEREFORE, in consideration of the foregoing recitals and other good and valuable consideration, the receipt, adequacy and sufficiency of which is hereby acknowledged by each Party, the Parties hereto agree as follows:

SECTION 1. Definitions. Capitalized terms used in this Amendment but not defined herein shall have the meanings given to them in the Agreement.

SECTION 2. Amendments to the Agreement and Ancillary Agreements.

(a) Section 1.01 of the Agreement is hereby amended by adding the following definitions in the appropriate alphabetical location:

““Delayed Closing” has the meaning set forth in Section 2.04(f).

“Delayed Closing Outside Date” has the meaning set forth in Section 2.04(f).

“Delayed Markets” has the meaning set forth in Section 2.04(f).

“Final Spinco Cash Balance Adjustment Amount” has the meaning set forth in Section 2.16(d).

“NEB Agreement” has the meaning set forth in Section 2.04(f).

“Pluto Delayed Markets” has the meaning set forth in Section 2.04(f).

“Pluto Extension Period” has the meaning set forth in Section 2.04(f).

“Pluto-Utah Japan Collaboration Agreement” means the Collaboration Agreement, by and among Mylan Inc., Mylan Seiyaku Ltd. and Pfizer Japan Inc., dated as of August 21, 2012, as amended by Amendment No. 1 to Collaboration Agreement, dated as of December 19, 2012, Amendment No. 2, dated as of January 1, 2013, as modified by letter agreements dated April 15, 2016 and May 25, 2016, Amendment No. 3, dated as of February 1, 2019 and the letter agreement dated as of August 21, 2019.

“Spinco Delayed Markets” has the meaning set forth in Section 2.04(f).

“Spinco Extension Period” has the meaning set forth in Section 2.04(f).”

(b) The definition of “Spinco Cash Target” in Section 1.01 of the Agreement is hereby amended and restated in its entirety as follows:

““Spinco Cash Target” means $400,000,000.”

(c) The last sentence of Section 2.01(a)(ii) of the Agreement is hereby amended and restated as follows:

“Within 30 days (or such other period as may be permitted under the IRS Ruling) following the Distribution, Pluto will use the Spinco Cash Distribution held in the Segregated Account to (1) repurchase Pluto common stock, (2) make pro rata special cash distributions to its shareholders, (3) repay or repurchase debt (including principal, interest, and associated premiums and fees) from third-party lenders, and/or (4) make contributions to one or more single-employer defined benefit plans for Pluto’s employees and retirees (including retirees of companies acquired by Pluto) (together, the “Pluto Cash Distribution”).”

(d) Section 2.04 of the Agreement is hereby amended by adding a new Section 2.04(f) as follows:

“The parties’ obligations set forth in Section 2.04(a) through 2.04(e) for the Delayed Assets and Delayed Liabilities in the Delayed Markets shall be limited to this Section 2.04(f). At or prior to the Distribution Time, Pluto and Spinco shall enter into one or more agreements (collectively, the “NEB Agreement”), on terms mutually agreed by Pluto, Spinco and Utah, providing for, among other things, (i) the retention and operation by Pluto and the applicable members of the Pluto Group on behalf of Spinco and the applicable members of the Spinco Group of certain Delayed Assets and Delayed Liabilities in the Delayed Markets (as defined below) on a transitional basis following the Distribution Time, (ii) the calculation and settlement of payments for the purpose of Pluto and the applicable members of the Pluto Group providing Spinco and the applicable members of the Spinco Group the economic and operational claims, rights, benefits and burdens of ownership of such Delayed Assets, including the net profits or losses, as the case may be, from the operation of such Delayed Assets following the Distribution Time, in order to place Spinco and the applicable members of the Spinco Group, insofar as reasonably practicable, in the same position as if such Delayed Assets had been contributed, assigned, transferred, conveyed, distributed, delivered, accepted or assumed at or prior to the Distribution Time as contemplated hereby, and (iii) the transfer of such Delayed Assets and Delayed Liabilities to Spinco and the applicable members of the Spinco Group following the Distribution Time or, with respect to any Spinco Delayed Market, the entry into a third party distributor arrangement with respect to the applicable Delayed Assets and Delayed Liabilities by the Pluto Group on behalf of the Spinco Group if such transfer to Spinco and the applicable members of the Spinco Group has not been completed in accordance with the terms of the NEB Agreement by the end of the term of the NEB Agreement with respect to such Spinco Delayed Market. Subject to the two immediately subsequent sentences, the term of the NEB Agreement with respect to each Delayed Market shall commence on the Distribution Date and terminate upon the closing of the transfer of the Delayed Assets and Delayed Liabilities for such Delayed Market to Spinco and the applicable members of the Spinco Group (a “Delayed Closing”), or such other date as may be mutually agreed by Pluto and Spinco, but in no event later than the “Delayed Closing Outside Date” for such Delayed Market, which shall be the one-year anniversary of the Closing. If Spinco reasonably determines that a Delayed Closing for a Spinco Delayed Market cannot be completed on or before the applicable Delayed Closing Outside Date (A) without a material adverse impact on the Delayed Assets or Delayed Liabilities for such Spinco Delayed Market or (B) as a result of applicable Law, then Spinco shall notify Pluto in writing of the expected delay, which notice shall include a proposed extension to the Delayed Closing Outside Date for such Spinco Delayed Market (of a duration no greater than six months) and a detailed written plan for completion of such Delayed Closing and the termination of the term of the NEB Agreement with respect to such Spinco Delayed Market on or prior to such extended date (any such extension period, a “Spinco Extension Period”); provided that Spinco shall only be permitted to extend the Delayed Closing Outside Date (1) pursuant to clause (A) one time for up to six months and (2) if Spinco has used commercially reasonable efforts to effect the transfer of the applicable Delayed Assets and Delayed Liabilities, pursuant to clause (B) two times for up to six months each. If Pluto reasonably determines that a Delayed Closing for a Pluto Delayed Market cannot be completed on or before the applicable Delayed Closing Outside Date as a result of applicable Law, the Delayed Closing Outside Date for such Pluto Delayed Market shall automatically be extended to the date on which there is no applicable Law prohibiting such Delayed Closing and Pluto shall notify Spinco in writing thereof, which notice shall include a detailed written plan for completion of such Delayed Closing and the termination of the term of the NEB Agreement with respect to such Pluto Delayed Market on or prior to such extended date (any such extension period, a “Pluto Extension Period”). During the term of the NEB Agreement with respect to any Delayed Market (including during any Spinco Extension Period or Pluto Extension Period, as applicable), Spinco or the applicable member of the Spinco Group shall pay, or cause to be paid, to Pluto or the applicable member of the Pluto Group a service fee equal to 0.30% of gross sales of the delayed business in the applicable Delayed Market during such term. In addition, during any Spinco Extension Period, the applicable member of the Pluto Group shall retain a distribution fee equal to 5% of net sales of the delayed business in the applicable Spinco Delayed Market during such Spinco Extension Period. For purposes of this Section 2.04(f), the “Delayed Markets” shall mean the Pluto Delayed Markets and the Spinco Delayed Markets. For purposes of this Section 2.04(f), the “Pluto Delayed Markets” shall mean Algeria (if applicable, as reasonably determined by Pluto and Utah), Brazil, South Africa (if applicable, as reasonably determined by Pluto and Utah) and Vietnam. For purposes of this Section 2.04(f), the “Spinco Delayed Markets” shall mean Argentina, Bolivia, Chile, Colombia, Ecuador, India, Indonesia, Israel, Morocco, Pakistan, Peru, Saudi Arabia, Tunisia and Uruguay. Pluto and Utah may mutually agree, in writing, to add or remove markets from the definition of “Pluto Delayed Markets” or “Spinco Delayed Markets”.”

(e) Section 2.16(b)(iii) of the Agreement is hereby amended and restated as follows:

“(iii) Spinco agrees that, following the Closing through the date that the Final Working Capital Adjustment Amount and the Final Spinco Cash Balance Adjustment Amount are determined in accordance with this Section 2.16, Spinco will not (and will cause its Affiliates not to) take any action with respect to any accounting books, records, policies or procedures on which the Closing Statement is based that would impede or delay the final determination of the Final Working Capital Adjustment Amount or the Final Spinco Cash Balance Adjustment Amount.”

(f) Section 2.16(d) of the Agreement is hereby amended and restated as follows:

“(d) Final Adjustment. The Working Capital Adjustment Amount, as finally determined pursuant to this Section 2.16 (whether by failure of Spinco to deliver a Notice of Objection, by agreement of Pluto and Spinco or by determination of the Unaffiliated Accounting Firm), is referred to herein as the “Final Working Capital Adjustment Amount”. The Spinco Cash Balance, as finally determined pursuant to this Section 2.16 (whether by failure of Spinco to deliver a Notice of Objection, by agreement of Pluto and Spinco or by determination of the Unaffiliated Accounting Firm), is referred to herein as the “Final Spinco Cash Balance”. The amount (which may be a positive or negative number) equal to (1) the Final Spinco Cash Balance minus (2) the Spinco Cash Target is referred to herein as the “Final Spinco Cash Balance Adjustment Amount”.”

(g) Section 2.16(f) of the Agreement is hereby amended and restated as follows:

“(f)    Not later than five Business Days after the determination of the Final Spinco Cash Balance:

(i)

if the Final Spinco Cash Balance Adjustment Amount is a positive number, then Spinco shall pay to Pluto an amount of cash equal to the absolute value of the Final Spinco Cash Balance Adjustment Amount;

(ii)

if the Final Spinco Cash Balance Adjustment Amount is a negative number, then Pluto shall pay to Spinco an amount of cash equal to the absolute value of the Final Spinco Cash Balance Adjustment Amount; and

(iii)	if the Final Spinco Cash Balance Adjustment Amount is zero, then neither Party shall have any obligation to make a payment to the other Party in respect thereof.”

(h) The Agreement is hereby amended by adding a new Section 2.19 as follows:

“Section 2.19    Establishment of Spinco Netherlands Entity.

Prior to the completion of any Permanent Financing, Spinco shall form a Netherlands B.V. entity as its direct Subsidiary, which will elect to be treated as a disregarded entity for U.S. federal income tax purposes, to facilitate execution of such Permanent Financing.”

(i) Section 3.01(c) of the Agreement is hereby amended and restated as follows:

“Without limiting the requirements of Section 2.05, prior to the Distribution Time, Pluto may, and may cause the members of the Pluto Group and the Spinco Group to, take such actions as Pluto deems advisable to minimize or reduce the amount of cash and cash equivalents remaining in any accounts held by or in the name of a member of the Spinco Group as of immediately prior to the Distribution Time; provided that (i) Pluto shall not, and shall not permit any member of the Pluto Group or the Spinco Group to, (A) remove cash in a manner that would shift Taxes of Spinco from the period prior to the Distribution Time to after the Distribution Time, (B) remove cash through an agreement or a commitment to a Tax authority that would impose obligations on Spinco to Third Parties after the Distribution Time or (C) remove cash that would result in a violation of the minimum capital required by Law to be held by a Spinco Subsidiary and (ii) Pluto shall, and shall cause the members of the Pluto Group and the Spinco Group to, use commercially reasonable efforts to leave in accounts held by or in the name of a member of the Spinco Group as of immediately prior to the Distribution Time an amount of cash and cash equivalents in the aggregate equal to the Spinco Cash Target.”

(j) Schedule 10.12 to the Agreement is hereby amended and restated as set forth on Annex A hereto.

(k) The Agreement is hereby amended by adding a new Schedule 1.01(m) as set forth on Annex B hereto.

(l) Section 3.1(b) of the form of Transition Services Agreement attached as Exhibit C to the Agreement is hereby amended and restated as follows:

“With respect to the first $380,000,000 of Out-of-Pocket Costs, Pluto (or the applicable member of the Pluto Group) shall bear fifty percent (50%) of such Out-of-Pocket Costs and Spinco (or the applicable member of the Spinco Group) shall reimburse Pluto (or the applicable member of the Pluto Group) for fifty percent (50%) of such Out-of-Pocket Costs. With respect to Out-of-Pocket Costs in excess of $380,000,000, Spinco (or the applicable member of the Spinco Group) shall reimburse Pluto (or the applicable member of the Pluto Group) for one hundred percent (100%) of such Out-of-Pocket Costs. If requested by Pluto, Spinco (or the applicable member of the Spinco Group) shall pay the applicable third-party service provider directly for Out-of-Pocket Costs otherwise required to be reimbursed by Spinco (or the applicable member of the Spinco Group). All Out-of-Pocket Costs required to be reimbursed by Spinco (or the applicable member of the Spinco Group) shall be in addition to the Service Fees. Reasonable documentation of Out-of-Pocket Costs will be provided upon request. “Out-of-Pocket Costs” shall mean, collectively, all reasonable out-of-pocket costs and expenses, including license fees, royalties, payments to Subcontractors and third-party freight, distribution and other logistics costs, incurred by or on behalf of Pluto (or such member of the Pluto Group) in connection with (i) preparation activities to make the Services available to the Spinco Group, (ii) the provision of the Services, (iii) planning and executing the migration or transition of the Services to the Spinco Group or a Subcontractor and (iv) early termination of any Service pursuant to Section 2.3(a) or Section 2.3(b), but excluding, in the case of each of clauses (i) through (iv), any Taxes, which are the subject of Section 3.2.”

(m) The form of Tax Matters Agreement attached as Exhibit D to the Agreement is hereby amended by adding a new Section 6.07 as follows:

“Section 6.07 Maintenance of Certain Ownership. From and after the Distribution Time and until the first December 1 following the Distribution Time (for example, if the Distribution Time occurred on December 2, 2020, the first December 1 following the Distribution Time would occur on December 1, 2021), Spinco shall not (and shall cause its Subsidiaries not to) cause or permit any “extraordinary reduction” (within the meaning of Treasury Regulations § 1.245A-5T(e)(2)) to occur with respect to the ownership of such Specified CFC (as defined below) by any member of the Spinco Pre-Combination Group (including any successor thereto) that is a “controlling section 245A shareholder” (within the meaning of Treasury Regulations § 1.245A-5T(i)(2)) of such Specified CFC. For purposes of this Section 6.07, (i) a “Specified CFC” means (A) Upjohn Netherlands B.V., (B) any other member of the Spinco Pre-Combination Group that is a “controlled foreign corporation,” within the meaning of Section 957(a) of the Code, and that Spinco owns indirectly, in whole or in part, through Upjohn Netherlands B.V., (C) Pfizer Parke Davis (Thailand) Ltd. and (D) Upjohn (Thailand) Limited and (ii) any reference to any term or provision of Treasury Regulations § 1.245A-5T includes a reference to the same or similar term or provision in any final, amended or successor regulations adopted by the IRS.”

(n) Article I of the form of Employee Matters Agreement attached as Exhibit E to the Agreement is hereby amended by adding the following definition to such Article:

““Japan Lyrica Employee” means any Spinco Employee who, as of the Distribution Time, is primarily engaged in the sale or marketing of Lyrica in Japan.”

(o) Section 12.01 of the form of Employee Matters Agreement attached as Exhibit E to the Agreement is hereby amended by adding the following sentence at the end of such section:

“Notwithstanding the foregoing, in the event a Japan Lyrica Employee becomes entitled to severance compensation or benefits as a result of a termination of employment following the Distribution Time, the Spinco Group shall be responsible for the payment of such compensation or benefits to such Japan Lyrica Employee; provided that, following the date on which Pluto and Utah shall enter into an agreement to unwind the Pluto-Utah Japan Collaboration Agreement, the Pluto Group shall reimburse the Spinco Group for fifty percent (50%) of such compensation or benefits paid or provided by the Spinco Group to each such Japan Lyrica Employee who is provided written notice of a termination of employment or eligibility to participate in a voluntary separation program, in each case, at any time between the Distribution Time and the nine (9) month anniversary of the initial entry of generic competition to Lyrica in Japan, in accordance with Section 14.05 of this Agreement.”

SECTION 3. Limited Amendment. Each Party acknowledges and agrees that this Amendment constitutes an instrument in writing duly signed by the Parties under Section 10.03 of the Agreement. Except as specifically amended hereby, the Agreement shall continue in full force and effect in accordance with the provisions thereof as in existence on the date hereof. From and after the date hereof, all references to the Agreement, and each reference in the Agreement to “this Agreement,” “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words, shall refer to the Agreement as amended hereby. Each reference in the Agreement, as amended hereby, to “the date of this Agreement”, “the date hereof” or any similar reference shall continue to refer to July 29, 2019.

SECTION 4. Miscellaneous. The provisions of Article X of the Agreement shall apply to this Amendment, mutatis mutandis, and are incorporated by reference as if fully set forth herein.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

PFIZER INC.

By:	/s/ Douglas E. Giordano
Name: Douglas E. Giordano
Title: Senior Vice President, Worldwide Business Development

UPJOHN INC.

By:	/s/ Bryan A. Supran
Name: Bryan A. Supran
Title: Vice President